THE REAL HIP-HOP NETWORK, INC.
455 Pennsylvania Avenue NW, Suite 400
Washington, DC 20004

  November 4, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:	The Real Hip-Hop Network, Inc. Registration Statement on Form S-1 Filed August 27, 2013 File No. 333-190837

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated October 4, 2013 addressed to Mr. Atonn Muhammad, the Company’s President and CEO, with respect to the Company’s filing of its Form S-1.

The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

 General
1. We note your response to comment 1 and are unable to agree. Although we understand that none of the shareholders are currently, or have been previously, broker-dealers and that the company will not be compensated by any of the sales by the selling shareholders, we believe the offering is a distribution of the company’s shares to the public through the selling shareholders that needs to be registered as a primary offering. In this regard, we note that almost all of the selling shareholders paid no consideration for their shares because Mr. Muhammad (an affiliate) gifted his shares to 49 selling shareholders and Accelerated Venture Partners (an affiliate) paid nominal consideration for its shares when the company was a shell. Therefore, state the selling shareholders are underwriters and fix the price of their offering for the entire duration.

Company Response

The Company does not believe the selling shareholders are underwriters as this is a secondary offering and selling shareholders are not participating or assuming any of the risks associated with the Company’s initial public offering therein.  The price has been fixed at $5.00 for the selling shareholders for the duration of the offering.  The selling shareholders have not executed any underwriter agreement or participation agreement regarding the initial public offering by the Company.  The selling shareholders have not participated in any of the securities underwriting process involving the Company’s initial public offering.  The selling shareholders are not assuming any of the risk associated with selling the securities related to the initial public offering by the Company.  The selling shareholders have no agreements by and between the Company to sell or otherwise distribute their shares to the public if and when the registration statement is deemed effective by the Commission.

2. In your response to comment 1, you state that “there were shares transferred from SSM to Atonn Muhammad the Company’s founder; whereby he subsequently transferred shares over an approximate period of twenty-four (24) months to approximately 49 people and/or entities.” Please reconcile this statement with your response to comment 10 and footnote 4 to the selling shareholder table on page 28 that newly discloses that “[t]he selling shareholders marked with an asterisk (*) above were gifted the shares by SSM Media Ventures Inc., at different times over the last twenty-four months” (emphasis added). Furthermore, reconcile these statements with the disclosure in your other reports. In this regard, you disclose in the Form 8-K filed July 19, 2011 that SSM Media Ventures, Inc. purchased 22,350,000 shares in the company for $2,235 on July 16, 2011. In the Form 10-K filed on July 9, 2013, you disclose that, as of March 31, 2013, SSM still beneficially owned all 22,350,000 shares and Mr. Atonn Muhammad apparently did not beneficially own any shares outside of SSM’s beneficial ownership. In the Form S-1 filed on August 27, 2013, you disclose that, as of August 20, 2013, SSM beneficially owned 15,403,950 shares and Mr. Atonn Muhammad beneficially owned 1,500,000 shares outside of SSM’s beneficial ownership. In your response, please provide us with a schedule that shows when each selling shareholder received their shares, from whom and for what consideration. Identify shareholders who were also shareholders of SSM. Also reconcile your share issuances with the disclosure in your financial statements. For example, in your statements of changes in stockholders’ deficit, you describe the issuance of the 22,350,000 shares on July 16, 2011 to SSM as “Issuance of common stock option granted to founder for consulting services.”

Mr. Larry Spirgel
November 4, 2013

Company Response

For clarification, the shareholders other than Accelerated Venture Partners and SSM Media Ventures were actually issued the shares on August 18, 2013 and we have added disclosure to state this on the selling shareholder table.

3. We note your response to comment 5 that you have amended the Licensing Agreement to clearly state in section 3.1that the license is in effect. Please file the amended Licensing Agreement as an exhibit.

Company Response

The company has filed the amended Licensing Agreement as an Exhibit to Form 8-K filed on October 23, 2013.

4. We note your response to comment 6. Please revise your disclosure on pages 4, 37, 42, and 51 to state the company “was assigned binding and enforceable contracts with DirecTV and DISH.” Disclose the material terms of each contract. Clarify whether the term of the DirecTV contract has expired. We note that the contract appears to be dated January 13, 2010 and have a term of three years. Separately file each contract as an exhibit.

Company Response

We have added the disclosure to pages 4, 37, 42 and 51 to state that the company “was assigned binding and enforceable contracts with DirecTV and DISH” and disclosed the material terms of the agreements.
The company filed the contract as Exhibits to Form 8-K filed on October 23, 2013 and will reference them in the Form S-1 Exhibit list.

5. Please disclose the role of the advisory board, including whether you have any formal agreements, how long it has been in existence, and how many times the advisory board has met to date and is expected to meet annually. File any agreements you may have with the advisory board members as exhibits.

Company Response

We have included the follow disclosure regarding our advisory board. “The company assembled an advisory board in July of 2013, consisting of business professionals with relevant media industry experience to advise the company in both direct operations and to keep the company informed on various business, legal and financial trends that may affect management and our business. Although there are no formal advisory agreements in place at time the company has meetings with the advisors weekly and the company anticipates formal agreements will be in place by November 15, 2013.”

Prospectus Cover Page

6. We note your response to comment 13 and your revised disclosure that now states that “Mr. Muhammad and Mr. Butler Jr are in formal Lock-Up Agreements (See Exhibit 10.9) with the Company for the duration of the offering and will not sell any of their respective shares until the Company sells all of the 5,000,000 shares in its offering.” As previously noted in comment 13, the form of lock-up agreement filed as Exhibit 10.9 does not appear to contain any provision that prevents a person from selling his or her shares until the company sells all 5.0 million shares in its offering. Please advise and revise your disclosure as appropriate. Also confirm that Messrs. Muhammad and Butler are subject to the same lock-up agreements as the rest of the shareholders.

Company Response

Mr. Muhammad and Mr. Butler Jr are now in formal Lock-Up Agreements for the duration of the offering and are subject to the same lock-up agreements as the rest of the shareholders, we have included the aforementioned lock-up agreement in our Exhibit list as 10.11.

Mr. Larry Spirgel
November 4, 2013

Selling Stockholders, page 26

7. As previously noted in comment 9, you are required to indicate the nature of any position, office, or other material relationship which any selling security holder has had within the past three years with the company or any of its predecessors or affiliates. Therefore, please identify all officers and directors of the company who are selling their shares. Also identify any selling shareholder who has held any position, office or other material relationship with the company or its affiliates, including SSM, within the past three years.

Company Response

We have updated the selling stockholder page accordingly.

8. We note your response to comment 10. Please disclose the dates the selling shareholders were gifted their shares.

Company Response

We have disclosed the date the selling shareholders received their shares.

9. We note your response to comment 12. Please reconcile the disclosure on page 27 with Section 2.1 of Exhibit 10.9.

Company Response

We have reconciled the disclosure on page 27 with Section 2.1 of Exhibit 10.9.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

10. Please provide the required disclosure of your financial condition and results of operations for the last two fiscal years and the interim six months ended June 30, 2013. Refer to Item 303 of Regulation S-K. For each period, discuss what steps the company has taken since entering into the Licensing Agreement to meet the conditions of the agreement, to further the company’s business plan and to begin operations. Discuss with specificity any expenses incurred for these activities.

Company Response

We have modified the disclosure accordingly, please note that the Company’s year-end is March 31 leading to a three month interim period.

Plan of Operation, page 51

11. Please update page 51 to disclose whether the testing of the content feed is completed and, if not, its current status. Also discuss what the next steps would be under the DirecTV and DISH Network contracts following testing of the content feed and when and under what circumstances you would generate revenues under the contract.

Company Response

We have updated the Plan of Operation.

Mr. Larry Spirgel
November 4, 2013

Summary Compensation Table, page 62

12. As previously requested in comment 16, please update the table for the fiscal year ended March 31, 2013.

 Company Response

We have updated the table.

Security Ownership of Certain Beneficial Owners and Management, page 63

13. We note the revisions you made to the beneficial ownership table in response to comment 18. Please eliminate the double listing of Mr. Atonn Muhammad by removing the listing showing his beneficial ownership of 1,500,000 shares and retaining the listing showing his aggregate beneficial ownership of 16,913,950 shares. You may clarify the nature of his beneficial ownership in a footnote to the table. In addition, please separately list Mr. Timothy Neher since he beneficially owns greater than five percent of the company’s shares through his voting and investment control over the shares held by Accelerated Venture Partners, LLC.

Company Response

We have updated the beneficial ownership table accordingly.
On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Atonn Muhammad THE REAL HIP-HOP NETWORK, INC. By: /s/ Atonn Muhammad Atonn Muhammad